UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SYBRON DENTAL SPECIALTIES, INC.

(Name of Subject Company)

SYBRON DENTAL SPECIALTIES, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $.01 Per Share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

871142105

(CUSIP Number of Class of Securities)

Stephen J. Tomassi

Vice President—General Counsel and Secretary

Sybron Dental Specialties, Inc.

100 Bayview Circle, Suite 6000

Newport Beach, CA 92660

(949) 255-8700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Ray La Soya

Hughes Hubbard & Reed LLP

350 South Grand Avenue

Los Angeles, California 90071-3442

(213) 613-2800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated April 12, 2006
99.2	Letter to Employees from Floyd W. Pickrell, Jr.